September 20, 2006

Mail Stop 3561

Via U.S. mail and facsimile

Sami S. Abbas, Presidenti
Radiologix, Inc.
3600 JP Morgan Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-2776

Re :     Radiologix, Inc.
File Number 0-23311
Form 10-K for the Year Ended December 31, 2005
Forms 10-Q for the Quarters Ended March 31, 2006 and June 30, 2006

Dear Mr. Abbas:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Item 9A.  Internal Controls and Procedures
1. This report does not disclose whether or not there were any changes in internal controls over financial reporting in the fourth quarter of 2005. See Item 308(c) of Regulation S-K. Please revise or advise.

Forms 10-Q for the Quarters Ended March 31 and June 30, 2006

Item 4.  Internal Controls and Procedures
2. Please evaluate effectiveness of the disclosure controls and procedures as of the end of the period as required by Item 307 of Regulation S-K instead of "as of a date within 45 days of filing." Please revise.
3. In the first paragraph of this section, please include the second
sentence of Rule 13a-15(e), which sentence begins:  "Disclosure controls and procedures include, without limitation ... ."
Further,
please provide the required conclusions on these disclosure controls and procedures.

Closing comments

       As appropriate, please amend Form 10-K for the year ended December 31, 2005 and Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006 and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact Susann Reilly at 202-551-3236 if you have any questions.

					Sincerely,


      John Reynolds
						Assistant Director
      Office of Emerging Growth Companies

      cc:  Michael L. Silhol, Esq.
            By facsimile to 214-303-2849

Sami S. Abbas, President
Radiologix, Inc.
September 20, 2006
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